BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS:
P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
LORI B. METROCK, SHAREHOLDER Direct Dial: 615.726.5768 Direct Fax: 615.744.5768 E-Mail Address: lmetrock@bakerdonelson.com	PHONE: 615.726.5600 FAX: 615.726.0464
www.bakerdonelson.com

December 19, 2016

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Joseph McCann

RE:	Provectus Biopharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 6, 2016
File No. 333-213986

Dear Mr. McCann:

This letter is provided on behalf of Provectus Biopharmaceuticals, Inc. (sometimes referred to herein as the “Company,” “PVCT,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 16, 2016 to Mr. Timothy C. Scott regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). Capitalized terms used but not defined herein shall have the meanings assigned to them in Amendment No. 3.

For ease of reference, we have reproduced your comments immediately preceding the Company’s responses.

General

Comment

1.    We refer to your amended disclosure on pages 60-61 concerning the terms of the Series C Preferred Stock included in the subscription rights offering. Based on the revised structure of the offering, it appears that you will be asking shareholders to make an investment decision without knowledge of Series C Preferred Stock terms that materially impact the rights of subscribers and non-subscribers alike. In this regard, we note that the royalty, merger and liquidation rights of the Series C Preferred Stock, as well as its conversion terms, are dependent upon the gross proceeds received in the subscription offering. Accordingly, please tell us how the prospectus will comply with Rule 430A at the time of effectiveness.

ALABAMA	FLORIDA	GEORGIA	LOUISIANA	MISSISSIPPI	TENNESSEE	TEXAS	WASHINGTON, D.C.

United States Securities and Exchange Commission

December 19, 2016

Response

As required by Rule 430A, at the time of effectiveness the prospectus will disclose, and as currently drafted does disclose, all the material terms of the Series C Convertible Preferred Stock (the “Preferred Stock”), including dividend payments, conversion terms, voting rights, liquidation preference and rights to certain royalty payments (“Royalty Payments”), payments in connection with the Company’s liquidation, dissolution or winding up (“Liquidation Payments”) and payments in connection with a fundamental transaction such as a merger or consolidation, sale of all or substantially all the Company’s assets, or exchange or conversion of all of the Company’s common stock by tender offer, exchange offer or reclassification (“Fundamental Transaction Payments” and collectively with the Royalty Payments and the Liquidation Payments, the “Payments”). The prospectus also discloses the exact events that trigger the rights of investors to receive Royalty Payments (under the defined term “net licensing proceeds”).

With respect to the Payments, the prospectus discloses that Preferred Stockholders will receive a specified percentage of the Payments, ranging from 10% to 50%, based upon the gross proceeds received by the Company in the Rights Offering. While investors will not know the exact percentage of such Payments until after the closing of the Rights Offering when the gross offering proceeds received by the Company becomes known, the prospectus clearly discloses the minimum amount Preferred Stockholders will receive (10% of such Payments) and the maximum amount Preferred Stockholders will receive (50% of such Payments). If investors are not comfortable receiving the minimum amount of 10% of such Payments (which is a risk of the transaction), they should not invest in the Rights Offering. We have included a risk factor on page 40 of the Registration Statement that discusses this potential risk to investors. Accordingly, the prospectus already includes all the material terms of the Rights Offering and the securities being offered in the Rights Offering, and we therefore believe the prospectus complies with Rule 430A promulgated under the Securities Act of 1933, as amended, (and will comply with Rule 430A at the time of effectiveness).

Please note that your comment indicated that the conversion terms are dependent upon the gross proceeds received in the subscription offering. However, the conversion terms are fixed, i.e., each holder will receive eight shares of common stock for each share of Preferred Stock.

Prospectus Cover Page

Comment

Please revise the prospectus cover page and summary to highlight the material terms of the Series C Preferred Stock. Refer to Regulation S-K, Items 501(b)(2) and 503(a).

United States Securities and Exchange Commission

December 19, 2016

Response

We will file with the Commission Amendment No. 4 to the Company’s Registration Statement on Form S-1 to revise the prospectus cover page and summary to highlight the material terms of the Series C Preferred Stock.

* * * * *

The Company respectfully believes that the proposed modifications to Amendment No. 3 are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5768.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Lori B. Metrock

Lori B. Metrock

cc:	Timothy C. Scott, President